UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).
(Amendment No. 1)

Key3Media Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

49326R104

(CUSIP Number)

RONALD D. FISHER
SOFTBANK HOLDINGS INC.
1188 CENTRE STREET
NEWTON CENTER, MA 02459
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 49326R104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOFTBANK CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		-0-

WITH
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 49326R104	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOFTBANK AMERICA INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		-0-

WITH
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 49326R104	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOFTBANK HOLDINGS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		-0-

WITH
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 49326R104	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MASAYOSHI SON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		-0-

WITH
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

     This statement amends the Schedule 13D filed on February 6, 2002 (hereafter referred to as the “Statement”) by SOFTBANK America Inc., a Delaware corporation (“SBA”), SOFTBANK Holdings Inc., a Delaware corporation (“SBH”), SOFTBANK Corp., a Japanese corporation (“SOFTBANK”), and Mr. Masayoshi Son, a Japanese citizen (each, a “Reporting Person” and together, the “Reporting Persons”), and relates to the common stock, par value $0.01 per share (the “Common Stock”) of Key3Media Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5700 Wilshire Blvd., Suite 325, Los Angeles, CA 90036. Except as amended and supplemented hereby, the Statement filed by the Reporting Persons remains in full force and effect.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Statement is amended to include the following:

     On December 20, 2002, SBA entered into a Stock Purchase Agreement (the “SBA/Triax Stock Purchase Agreement”) with Triax Holdings Ltd., a Bahamian company (“Triax”), pursuant to which SBA sold 36,699,868 shares of Common Stock to Triax for an aggregate sale price of $1.00.

     On December 20, 2002, SBH entered into a Stock Purchase Agreement (the “SBH/Triax Stock Purchase Agreement”) with Triax pursuant to which SBH sold 322 shares of Common Stock to Triax for an aggregate sale price of $1.00.

     According to the report on Form 10-Q for the quarter ended September 30, 2002 filed by the Company on November 14, 2002, the total number of shares of Common Stock outstanding as of November 8, 2002 was 68,531,919 shares.

     After giving effect to the foregoing sales, as of December 20, 2002, none of the Reporting Persons holds any shares of Common Stock and each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Statement is amended to include the following:

     Pursuant to the SBA/Triax Stock Purchase Agreement, Triax has agreed that it will not sell or dispose of the shares of Common Stock subject to the SBA/Triax Stock Purchase Agreement during the period beginning on the date of the closing of the transaction and ending one year thereafter.

     Pursuant to the SBH/Triax Stock Purchase Agreement, Triax has agreed that it will not sell or dispose of the shares of Common Stock subject to the SBH/Triax Stock Purchase Agreement during the period beginning on the date of the closing of the transaction and ending one year thereafter.

     The foregoing references to, and descriptions of, the SBA/Triax Stock Purchase Agreement and the SBH/Triax Stock Purchase Agreement are qualified in their entirety by the complete text of such agreements. Such agreements are incorporated by reference herein and are attached hereto as Exhibits 99.1 and 99.2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT 24.1 Power of Attorney.

      EXHIBIT 99.1 Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK America Inc. and Triax Holdings Ltd.

      EXHIBIT 99.2 Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK Holdings Inc. and Triax Holdings Ltd.

Page 6 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2002

SOFTBANK CORP. MASAYOSHI SON

By:	/s/ Steven J. Murray

Name: Steven J. Murray, Attorney-in-Fact of SOFTBANK CORP. and MASAYOSHI SON ** Signature of Reporting Person

SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC.

By:	/s/ Francis B. Jacobs II

Name: Francis B. Jacobs II, Vice President of SOFTBANK AMERICA INC. and SOFTBANK HOLDINGS INC. ** Signature of Reporting Person

Page 7 of 7 Pages

Exhibit Index

Exhibit 24.1	Power of Attorney
Exhibit 99.1	Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK America Inc. and Triax Holdings Ltd.
Exhibit 99.2	Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK Holdings Inc. and Triax Holdings Ltd.